Filed by Nvni Group Limited

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Mercato Partners Acquisition Corporation

Commission File No. 001-41017

Date: April 7, 2023

Investor Presentation April 2023 1

Important Disclaimers About This Presentation This Presentation (this“Presentation”) is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to a proposed business combination transaction between Nuvini Holdings Limited (with all its subsidiaries, the Company ), Nvni Group Limited(“NewCo”), Nuvini Merger Sub, Inc. and Mercato Partners Acquisition Corporation(“MercatoPartners” or “MPRA”) and related transactions (the“BusinessCombination”) and for no other purpose. By accepting, reviewing or reading this Presentation, you will be deemed to have agreed to the obligations and restrictions set out below. No Offer or Solicitation This Presentation and any oral statements made in connection with this Presentation do not constitute an offer to sell, or a solicitation of an offer to buy, or a recommendation to purchase, any securities in any jurisdiction, or the solicitation of any vote, consent or approval in any jurisdiction in connection with the Business Combination or any related transactions, nor shall there be any sale, issuance or transfer of any securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. This Presentation does not constitute either advice or a recommendation regarding any securities. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended(“SecuritiesAct”), or an exemption therefrom. Additional Information and Where to Find It NewCo, a newly formed exempted company incorporated with limited liability in the Cayman Islands, will be the surviving public company following the consummation of the Business Combination, and intends to file a registration statement on Form F-4 that will include a proxy statement of Mercato Partners and a prospectus of NewCo. The proxy statement/prospectus will be made available to Mercato Partners stockholders. Mercato Partners and NewCo will also file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the“SEC”). Before making any voting decision, investors and security holders of Mercato Partners are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Mercato Partners or NewCo through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Mercato Partners or NewCo may be obtained free of charge by written request to Mercato Partners Acquisition Corporation, 2750 E. Cottonwood Parkway, Suite #500, Cottonwood Heights, Utah 84121. Participants in Solicitation Mercato Partners and the Company and their respective directors and officers may be deemed to be participants in the solicitation of proxies from Mercato Partners' stockholders in connection with the Business Combination. Information about Mercato Partners' directors and executive officers and their ownership of Mercato Partners' securities is set forth in Mercato Partners' filings with the SEC. To the extent that holdings of Mercato Partners' securities have changed since the amounts printed in Mercato Partners' proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph. 2

Important Disclaimers *(cont'd)*

nuvini

Industry and Market Data

This Presentation discusses trends and markets that the Company's leadership team believes will impact the development and success of the Company based on its current understanding of the marketplace. Industry and market data used in this Presentation have been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes. Neither Mercato Partners nor the Company has independently verified the data obtained from these sources and cannot assure the recipient of this Presentation of the reasonableness of any assumptions used by these sources or the data's accuracy or completeness. Any data based on past performance or modeling contained herein is not an indication as to future performance. This data is subject to change. Mercato Partners and the Company assume no obligation to update the information in this Presentation.

Forward Looking Statements

Certain statements included in this Presentation are not historical facts but are forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995, including certain forecasted financial and operational information for the Company for 2023 and 2024. Forward-looking statements generally are accompanied by words such as "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect," "should," "would," "plan," "project," "forecast," "predict," "potential," "seem," "seek," "future," "outlook," "target" or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to (i) references with respect to the anticipated benefits of the Business Combination and anticipated closing timing; (ii) the sources and uses of cash of the Business Combination; (iii) the anticipated capitalization and enterprise value of the combined company following the consummation of the Business Combination; (iv) the Company's projected financial information and ability to successfully select, execute and integrate future acquisitions into its business; (v) current and future potential commercial and customer relationships; (vi) anticipated investments in capital resource and the effect of these investments; (vii) the growth of the Company's business and its ability to realize expected results; (viii) the viability of the Company's growth strategy, including with respect to its ability to grow market share in Brazil, Latin America and globally, grow revenue from existing customers and consummate acquisitions; and (ix) opportunities, trends and developments in the Company's industry. These statements were based on various assumptions, whether or not identified in this Presentation, and on the current expectations of Mercato Partners' and the Company's management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve, and must not be relied on by any investor, as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Mercato Partners and the Company. These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to: general economic, political and business conditions, including but not limited to the economic and operational disruptions and other effects of the COVID-19 pandemic, the failure of financial institutions, and disruptions in the capital and credit markets; the inability of the parties to consummate the Business Combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement; the number of redemption requests made by Mercato Partners stockholders in connection with the Business Combination; the risk that the transaction may not be completed by Mercato Partners' business combination deadline and the potential failure to obtain an extension of Mercato Partners' business combination deadline if sought by Mercato Partners; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination; the failure to satisfy the conditions to the consummation of the transaction, including the risk that the approval of Company shareholders or Mercato Partners stockholders for the Business Combination is not obtained, the risk that any closing condition in the business combination agreement is not met and the failure to receive certain governmental and regulatory approvals; the lack of a third party valuation in determining whether or not to pursue the proposed transaction; failure to realize the anticipated benefits of the Business Combination, including as a result of a delay in consummating the Business Combination; the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; the risks related to the Company's business including the efficiency and timing of its growth strategy which depends exclusively on continued acquisitions of SaaS businesses and relies to a great extent on a target acquisition's receptiveness to and adoption of the Company's model and their acceptance of its proposals; the risks related to the software market in general and the competition on the Company's business; the risks related to the Company's technology, intellectual property and infrastructure; the risks related to the Company's substantial operations in Brazil; the ability of the combined company to execute its growth strategy, manage growth profitably and retain its key employees; NewCo's ability to generate cash, service indebtedness and incur additional indebtedness; the ability of NewCo to obtain or maintain the listing of its securities on a U.S. national securities exchange following the Business Combination; costs related to the Business Combination; and other risks that will be detailed from time to time in filings with the SEC. The foregoing list of risk factors is not exhaustive. There may be additional risks that Mercato Partners and the Company presently do not know or that they currently believe are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide expectations, plans or forecasts of future events and views of Mercato Partners, the Company and NewCo as of the date of this Presentation. Mercato Partners and the Company anticipate that subsequent events and developments will cause their assessments to change. However, while Mercato Partners and the Company may elect to update these forward-looking statements in the future, Mercato Partners and the Company specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing assessments of Mercato Partners and the Company as of any date subsequent to the date of this Presentation. Accordingly, undue reliance should not be placed upon the forward-looking statements.

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Important Disclaimers (cont’d) Forward Looking Statements(cont’d) Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or results of such forward-looking statements will be achieved; and those factors discussed in the Appendix to this Presentation and set forth in the sections entitled“RiskFactors” and“Special Note Regarding Forward-LookingStatements” in Mercato Partners' Annual Report on Form 10-K for the year ended December 31, 2022, as well as in the documents that Mercato Partners and NewCo will file with the SEC in connection with the Business Combination. If any of these risks materialize or theCompany’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. The risks and uncertainties above are not exhaustive, and there may be additional risks that neither Mercato Partners nor the Company presently know or that Mercato Partners and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Trademarks Mercato Partners and the Company own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses. This Presentation also contains trademarks, service marks, trade names and copyrights of third parties, which are the property of their respective owners. The use or display of thirdparties’ trademarks, service marks, trade names or products in this Presentation is not intended to, and does not imply, a relationship with Mercato Partners or the Company, an endorsement or sponsorship by or of Mercato Partners or the Company, or a guarantee the Company or Mercato Partners will work or will continue to work with such third parties. Solely for convenience, the trademarks, service marks, trade names and copyrights referred to in this Presentation may appear without the TM, SM, ® or © symbols, but such references are not intended to indicate, in any way, that Mercato Partners, the Company or any third-party will not assert, to the fullest extent under applicable law, their rights or the rights of the applicable licensor to these trademarks, service marks, trade names and copyrights. Non-GAAP / Non-IFRS Financial Measures and Key Performance Metrics Certain of theCompany’s financial information and data, including those contained in this Presentation such as Net Operating Revenue, Gross Profit, Gross Profit Margin, EBITDA, EBITDA Margin, Adjusted EBITDA, Adjusted EBITDA Margin and Free Cash Flow have not been prepared in accordance with generally accepted accounting principles in the United States(“GAAP”) or International Financial Reporting Standards ( IFRS ) as issued by the International Accounting Standards Board. Net Operating Revenues is defined as the total revenue a company generates from its core operations after deducting revenue taxes, allowances and discounts. Gross Profit is defined as net operating revenues less cost of goods sold. Gross Profit Margin is defined as the ratio between gross profit by net operating revenue for the applicable period. Adjusted EBITDA is defined as net income (loss) before interest expense, income taxes, depreciation and amortization, equity income, non-recurring items, provisions and executive compensation. Adjusted EBITDA Margin is defined as the ratio between adjusted EBITDA by net operating revenue for the applicable period. EBITDA is defined as net income (loss) before interest expense, income taxes, depreciation and amortization. EBITDA Margin is defined as the ratio between EBITDA by net operating revenue for the applicable period. Free Cash Flow is defined as operating cash flow minus capital expenditures. These financial measures, and other measures that are calculated using such measures, are an addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with GAAP or IFRS and should not be considered as an alternative to revenue, operating income, profit before tax, net income or any other performance measures derived in accordance with GAAP or IFRS. 4

Important Disclaimers *(cont'd)*

nuvini

Non-GAAP / Non-IFRS Financial Measures and Key Performance Metrics (cont'd)

Mercato Partners and the Company believe these measures of financial results, including those on a forward-looking basis, provide useful information to management and investors regarding certain financial and business trends relating to the Company's financial condition and results of operations. The Company's management uses these measures for trend analyses, in determining management incentive compensation and for budgeting and planning purposes. Mercato Partners and the Company believe that the use of these financial measures provides an additional tool for investors to use in evaluating projected operating results and trends in, and in comparing the Company's financial measures with, other similar companies, many of which present similar financial measures to investors. However, there are a number of limitations related to the use of these measures and their nearest equivalents as presented in GAAP or IFRS, as applicable. For example, other companies may calculate non-GAAP or non-IFRS measures differently, or may use other measures to calculate their financial performance and, therefore, the Company's measures may not be directly comparable to similarly titled measures of other companies. See the Appendix for an explanation on how the Company calculates these financial measures presented herein, as well as reconciliation of these historical financial measures to their most directly comparable measures calculated under non-GAAP. A reconciliation of these financial measures for future periods has not been provided and is unable to be provided without unreasonable effort because certain items excluded from these financial measures cannot be reasonably calculated or predicted at this time. For the same reasons, the Company is unable to address the probable significance of the unavailable information, which could be material to future results.

This Presentation also contains metrics the Company considers key performance metrics, such as Organic Growth. Organic Growth is defined to include results attributable to a portfolio company at least one month after the portfolio company was acquired by Nuvini.

Exchange Rate Data

This Presentation contains translations of certain amounts in Brazilian reais into U.S. dollars at the rate indicated on the relevant page. These translations should not be construed as representations that amounts as of the date of this Presentation or as of any other date, or could be converted into U.S. dollars at the rates indicated. In particular, certain amounts related to valuation metrics have been converted from Brazilian reais into U.S. dollars at the rate of R$5.165 per U.S$1.00, which was the exchange rate in effect as of December 31, 2022. The Company's functional currency is the Brazilian real and is exposed to foreign exchange risks. Therefore, fluctuations in the U.S. dollar/Brazilian real exchange rate may affect the Company's actual and projected results and performance, and consequently the merits of an investment in the Company.

Use of Projections

This Presentation contains projected financial information with respect to the Company, namely Net Operating Revenue, Organic Growth, Gross Profit, Gross Profit Margin, EBITDA, EBITDA Margin, Adjusted EBITDA, Adjusted EBITDA Margin and Free Cash Flow. Such projected financial information constitutes forward-looking information, is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The projections, estimates and targets in this Presentation are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Mercato Partners' and the Company's control. See "Forward-Looking Statements" above. The assumptions and estimates underlying the projected, expected or target results are inherently uncertain and are subject to a wide variety of significant business, weather, economic, regulatory, competitive, technological and other risks and uncertainties that could cause actual results to differ materially from those contained in such projections, estimates and targets. The inclusion of projections, estimates and targets in this Presentation should neither be regarded as an indication that Mercato Partners and the Company, or their representatives, considered or consider the financial projections, estimates and targets to be a reliable prediction of future events; nor as a representation by any person that the results reflected in such projections will be achieved. Neither the independent auditors of Mercato Partners nor the independent registered public accounting firm of the Company has audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and accordingly, none of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this Presentation.

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AGENDA Introduction Track Record and Pipeline Mercato Partners Financial Highlights SaaS Market Comparables & Peers Nuvini Overview Appendix Business Model 6

1. Introduction 7

Transaction Summary [1]

Transaction Summary

- Nuvini has signed a Business Combination Agreement on February 26, 2023 to combine with Mercato Partners Acquisition Corporation (Nasdaq: MPRA)
- Closing is expected in the third quarter of 2023

Pre-Money EV [2] / Net Operating Revenues	
2023E	6.5x
2024E	3.8x

Pre-Money EV [2] / Adj. EBITDA	
2023E	37.5x
2024E	14.4x

Illustrative Pro-Forma Valuation

Implied Enterprise Value Post-Money	**US$**	**283.0 mm**
(-) Net Debt	US$	23.0 mm
Implied Equity Value Post-Money	**US$**	260.0 mm
(-) Primary Proceeds	US$	25.0 mm
Implied Equity Value Pre-Money	**US$**	**235.0 mm**

Sources and Uses

Sources		
Cash in Trust	US$	43 mm
Stock Consideration to Existing Nuvini Shareholders	US$	235 mm
Total Sources	**US$**	**278 mm**

Uses		
Stock Consideration to Existing Nuvini Shareholders	US$	235 mm
Cash to Balance Sheet	US$	25 mm
Estimated Fees & Expenses	US$	18 mm
Total Uses	**US$**	**278 mm**

Pro Forma Ownership [3,4]

Existing Nuvini Shareholders	[#]	23,500,000
MPRA Public Shareholders [1]	[#]	4,300,363
MPRA Sponsor	[#]	5,750,000
Total Shares Outstanding	**[#]**	**33,550,363**

Source: Nuvini | Notes: (1) Transaction assumes zero additional redemptions; (2) Pre-Money EV calculated by taking the Implied Equity Value Pre-Money and adding back Net Debt; (3) Undiluted basis (does not consider public and sponsor warrants as well as Nuvini's incentive option pool); (4) Illustrative figures subject to change. Figures reflect estimated amounts as of April 6h, 2023

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2. Mercato Partners 9

How Can Mercato Help? – It’s More Than Just Capital Strong Understanding of Building Blocks for Public Company Outperformance ▪ Our team has experience partnering with companies in both public and private environments and has partnered with companies to assist with (i) going public, (ii) being public and (iii) being private ▪ We have decades of best-practice know-how to help Nuvini achieve success as a public company, providing guidance for objectives such as: ▪ Investor relations, building a board of directors, obtaining equity research and introductions to long-only funds Team of Operators That Understand Challenges Faced by Founders ▪ Mercato Partners will leverage extensive experience of individuals that served in leadership positions for high-growth public and private companies ▪ Significant operational experience driving growth through innovative marketing techniques and customer acquisition channels ▪ Track record of building strong brands and products, leveraging data science to drive lifetime value of customers by optimizing target audiences Identify and Facilitate Opportunities for Value Creation ▪ Operational expertise to help Nuvini further scale its business model while creating incremental value for both customers and shareholders ▪ We will help accelerate business development efforts by tapping the entirety of Mercato’s network Mercato will be a valuable partner throughout Nuvini’s transition to the public markets Source: Mercato Partners 10

Mercato’s Experienced Team with a Shared History of Acquiring and Building Successful Companies Greg Warnock Scott Klossner Greg Butterfield Michael Rosen Founder, CEO & Board Director Chief Financial Officer Board Director Board Director 35+ Years of Principal Investing and 35+ Years of Financial and Operational 25+ Years of Executive and Investment 35+ Years of Investment Experience Entrepreneurship Experience Experience Experience Technologist, Innovator, Entrepreneur and Executive, Financial Operator and Value- Strategic Operator, Technologist and Hedge Fund Co-chairman, CEO, Co-founder Growth Enabler creation Specialist Investor and Restaurant Founder Has Made Over 150 Career Investments Previously CFO at: CEO and Board Member: Investor and Board Member: 5 Unicorns Mercato Has Returned an Average 30% Net Internal Rate of Return (Acquired by Equifax Feb-21) (Acquired by Symantec (Co-founder and CEO) for US$830 mm) Co-Founder, Managing Director: (Achieved 43% Revenue CAGR 2005 - 2012) (Acquired by Thoma (IPO at US$1.6 bn (Acquired by Liberty Media for US$120 mm in 2007) (US$730 mm in AUM) Bravo for US$1.15 bn) valuation) Source: Mercato Partners 11

3. SaaS Market 12

The SaaS Market has a Sizable TAM [1], and Nuvini Addresses its Main Inefficiencies

nuvini

Nuvini Operates in a Sizeable Market… [2]

US$115 bn
Latin America [3] Annual IT Spend

US$45.7 bn
Brazil Annual IT Spend

…Solving Real Day-to-Day Problems with Long-term Solutions

Business Priorities in 2021
IT Investment Survey – Business priorities according to % of respondents [4]

Solutions offered by Nuvini

Business Priority	% of respondents	Solutions offered by Nuvini
Increase Organic Productivity	53%	Increased speed in operational processes
Reduce Organic Costs	45%	Reduced labor needs in the processes
Introduce New Products and Services	31%	Bringing diversity to the client's portfolio with new web services
Balance Digital and Physical for the Client	31%	Digital solutions for industries that are less likely to have a tech background
Improve Client Acquisition and Retention	33%	Digital Customer Relationship Management solutions

Sources: ABES, FGV, Statista Research Department, Gartner, IDC | Notes: (1) TAM stands for Total Addressable Market; (2) Nuvini currently operates in Brazil and intends to expand into Latin America; (3) Latin America consists of South America, Central America, Mexico, and the Caribbean islands; (4) Business priorities according to % of interviewers when asked: "Which business initiatives will be the most significant to boost IT investments in your organization?". Respondents are considered to be companies with more than 100 employees that participated in the survey

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(1) The Latin America SaaS Market is Expected to Grow Rapidly, Led by Digitalization (1) Latin America SaaS Market 2026E US$13.9bn (1) Latin America SaaS Market US$2.5bn TAILWINDS 2019 Scalability and Shift to Cloud Flexibility Low Entry Underpenetration Barriers Sources: Statista, Research Nester | Notes: (1) Latin America consists of South America, Central America, Mexico, and the Caribbean islands; (2) “CAGR” means compound annual growth rate between 2019 and 2026E 14 14

(1) Latin America has Massive Value Creation Opportunities to be Unlocked as it Catches up to the Tech Penetration Levels of Other Economies (1) (2) Atlantico Digital Transformation Index Latin America Tech Value Creation Catch-up Potential Tech Company Market Cap. as % of GDP, Q2 2022 Tech Company Market Cap. Catch-up Potential – US$ bn, Q2 2022 Latin America +US$3.15 tn 52.0% Latin America +US$974 bn 20.0% Latin America +US$791 bn 15.0% 3.0% 1.5% (1) Latin America Brazil India China USA Latin America Catch-up to India Catch-up to China Catch-up to USA Latin America Sources: Atlantico, Capital IQ, OECD | Notes: (1) Latin America consists of South America, Central America, Mexico, and the Caribbean islands; (2) Chart illustrates the incremental market cap needed for Latin American Tech Companies to reach the same percentage of GDP as the other countries presented. Example: for the ratio between Tech Company Market Cap. and GDP in Latin America to be equal to the percentage presented by India (15%), an increase in Latin Americas’ Tech Company Market Cap. of US$791 bn would be 15 necessary

Cooling of Latin America’s VC Market Could Favor Nuvini’s Business Model rd Venture capital funding volume in Latin America reached its 3 quarter lowest level since 2018 (1) Latin America’s Venture Capital Funding Funding Volume – US$ bn; # of Deals – # Funding # of Deals 331 309 273 238 236 226 220 214 184 170 167 159 156 151 147 140 135 7.4 130 117 107 6.7 4.1 3.0 2.4 2.3 1.8 1.8 1.7 1.5 1.3 1.3 1.1 1.0 1.0 0.8 0.7 0.6 0.6 0.2 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 2018 2019 2020 2021 2022 With less capital available in the market, M&A opportunities at attractive valuations may become increasingly common Source: CBInsights | Note: (1) Latin America consists of South America, Central America, Mexico, and the Caribbean islands 16

The Brazilian SaaS Addressable Market in 2021 (1) Number of SaaS Companies in Brazil Revenue Breakdown (2021) (R$ mm) (1) Startups : ~1,500 companies 13,700 68.5% (1) SaaS : 5,590 (1) B2B/B2B2C : <1 19.2% 4,785 4.4% 1 - 5 3.0% 5 - 10 (2) Target : 4.9% 10 - 20 1,500 >20 Legend Our “sweet spot” revenue range (3) Beyond the Brazilian market, Nuvini intends to expand its growth strategy to the rest of Latin America th Sources: ABStartups - Associação Brasileira de Startups (Brazilian startups association), SaaSholic | Notes: (1) According to ABStartups – Published on November 11 , 2021; (2) Assumes revenue breakdown according to SaaSholic’s survey, realized with a sample of 17 companies; (3) Latin America consists of South America, Central America, Mexico, and the Caribbean islands

4. Nuvini Overview 18

Nuvini: An Ecosystem of SaaS B2B Companies (1) We select and acquire SaaS B2B companies in Brazil and Latin America We are a liquidity solution for startups and a value investing alternative for our investors (2) Company Overview Key Financial Highlights We allocate capital in multi-sector SaaS B2B companies, provide them scalability to WHAT accelerate their growth and reinvest their cash generation in new accretive acquisitions – WE DO? R$206 mm this successful business model is used by international players such as CSU, Vitec and +21,000 Roper NET OPERATING CUSTOMERS (2) WHO ARE REVENUES 2023E Small market leading SaaS companies, with consolidated business models, positive cash OUR generation and relevant growth potential TARGETS? 63.6% WHY 17.3% We have access to companies that traditional VC/PE funds have not historically focused on, and we have a highly specialized team with proven capability of allocating capital WE ARE GROSS PROFIT ORGANIC GROWTH rapidly and efficiently, with focus on the long-term DIFFERENT? (2,5) (2,3,4) MARGIN 2023E 2023E Diversified Portfolio of Solutions R$35.1 mm 17.0% ADJUSTED EBITDA ADJUSTED EBITDA (2,3) (2,3) 2023E MARGIN 2023E Enterprise Resource Business Customer Relationship Management Big Data Planning Intelligence Source: Nuvini | Notes: (1) Latin America consists of South America, Central America, Mexico, and the Caribbean islands; (2) For more information relating to Nuvini’s projections and its non-GAAP measures, see disclaimer, “Forward-Looking Statements”, “Non-GAAP Financial Measures“, section A2 and section A3 for more information including definitions of such metrics as well as a reconciliation to the most comparable IFRS measure; (3) Non-GAAP financial measure; (4) Organic Growth is defined as the rate of growth of net 19 operating revenue expansions that arises from a company's existing businesses; (5) Gross Profit Margin is defined as the ratio between gross profit by net operating revenue for the applicable period

Nuvini Stands Out Against its Main Peers: Deep Dive

nuvini

Nuvini is still in the beginning of its consolidation strategy and positioned in a market with high growth opportunities, offering significant potential upside in the upcoming years

Company	nuvini	Constellation Software Inc.	Vitec	Roper Technologies	tyler technologies
Founded	**2019**	1995	1985	1981	1966
Main Geographies	**Brazil and Latin America** [3]	USA, Canada, Europe	Sweden, Denmark, Finland, Norway	USA	USA
Core Business	**B2B SaaS Platform**	B2B SaaS Platform	B2B SaaS Platform	SaaS and Engineering Solutions	SaaS for the Public Sector
# of M&A Transactions	**7**	+500	46	52	37
Gross Profit Margin 2023E [1]	**63.6%**	39.4%	78.7%	69.7%	44.9%
EBITDA Margin 2023E [1,2]	**14.4%**	26.1%	36.5%	41.2%	24.5%
Organic Growth [2,4] (2021-2022)	**8.6%**	3.0%	8.0%	10.0%	6.2%
Revenue Total CAGR (2021-2022)	**37.7%**	26.0%	22.0%	10.0%	33.8%
Stock Exchange and IPO Year	**-**	Toronto Stock Exchange (2006)	OM (1999)	NYSE (1992)	NYSE (1969)
Stock Avg. Yearly Performance (Last 10 years)	**-**	35.6%	41.4%	14.4%	20.9%

Sources: Nuvini; Capital IQ as of February 24th, 2023, Factset as of February 24th, 2023, Companies | Notes: (1) For more information relating to Nuvini's projections, see disclaimer, "Forward-Looking Statements", "Non-GAAP Financial Measures" and section A2 for more information; (2) See disclaimer "Non-GAAP Financial Measures" and section A3, including for definitions of such metrics as well as a reconciliation to the most comparable IFRS measure; (3) Latin America consists of South America, Central America, Mexico, and the Caribbean islands; (4) Organic Growth is defined as the rate of growth of net operating revenue expansions that arises from a company's existing businesses

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Selected Listed Peers Stock Performance Selected Listed Peers Stock Performance | Base 100 4,500.0 4,000.0 Software Holdings have been delivering high returns to their shareholders, 3,500.0 either through share appreciation or through consistent dividend payments 3,103% 3,000.0 2,500.0 2,005% 2,000.0 1,500.0 1,000.0 566% 500.0 283% 0.0 Dec-12 Sep-13 Jun-14 Mar-15 Dec-15 Sep-16 Jun-17 Mar-18 Dec-18 Sep-19 Jun-20 Mar-21 Dec-21 Sep-22 Constellation Roper Technologies Vitec Tyler Technologies Dividend Yield 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 (%) 3.3% 1.8% 1.3% 0.9% 0.9% 0.7% 0.6% 0.4% 0.3% 0.2% 0.5% 0.5% 0.5% 0.6% 0.7% 0.6% 0.6% 0.5% 0.5% 0.5% 3.6% 3.1% 2.5% 1.2% 1.3% 1.3% 1.6% 0.7% 0.5% 0.4% th Source: Factset as of February 24 , 2023 21

Why Nuvini? We are an experienced team in acquiring and managing a portfolio of companies, with proven capabilities in allocating capital and creating a community of entrepreneurs Value Proposition for Nuvini Investors Value Proposition for SaaS B2B Founders Access to profitable SaaS companies that VC/PE funds have not Support to deliver (and exceed) their business plans historically focused on Autonomy to founders who do not pursue the traditional PE/VC path Multi-segment investment strategy with focus on fundamentals Diversified portfolio composed of cash generating and fast-growing Liquidity for an illiquid asset with upside capture on earnouts companies Opportunity to grow the business with M&A and participate in a No integration hassle talented community of entrepreneurs Source: Nuvini 22

Nuvini’s Experienced Management Team with Strong Track-Record in the Industry Investment Years of Committee # Experience Members 28 20 20 20 Pierre Schurmann Luiz Antonio Busnello Carolina Carioba Walter Leandro Co-Founder, CEO and Chairman Co-Founder and COO Chief of People VP M&A 28+ years experience as founder and 20+ years of entrepreneurship experience 20+ years of executive experience 20+ years leading startups and M&A investor of tech companies and operational experience People development, talent acquisition, Entrepreneur, M&A director and investor +600 investments in B2B startups in Brazil Entrepreneur, technologist and investor business partner and passionate about tech and startups Previously CEO at: Co-Founder and Previously COO at: Previously CEO and Director: HR Executive Experience: Investor and Board Member: Combined Company’s Seasoned Pierre Schurmann Luiz Busnello Greg Warnock Scott Klossner Independent Independent Independent Board of Directors Member 1 Member 2 Member 3 Source: Nuvini 23

Strong Portfolio of Multi-Vertical SaaS Solutions Already in Place

nuvini

Company	Business Model	Growth Levers	
effecti (Acquired on Oct-20)	▪ Digital platform for **bidders to find, register, dispute and monitor notices issued by the Brazilian federal, state and municipal governments through electronic trading sessions** ▪ Purpose of **simplifying processes** through innovative solutions designed for companies that supply governmental entities	**Business Unit Enterprise** Higher Ticket, NDR [4] and Lower Churn [5]	**Fintech** Use customer base and data to provide credit through partners
ssOtica [1] (Acquired on Feb-21)	▪ ERP service provider for eyeglass shops [2] ▪ Targets **optical shops** in Brazil and Latin America [3] to assist them with managing stores, meeting tax obligations and optimizing sales	**Scale up ÓticaPay** POS payment processing for integrated opticians, capturing a take-rate	**Outbound** Team dedicated to capturing new opportunities through channel diversification
ONCLICK (Acquired on Apr-21)	▪ Complete and scalable ERP [2] for business and sales management ▪ Targets **industries, distributors, retail stores, service providers**	**Add-on Acquisitions** Opportunistic acquisitions aiming to increase client base	**Optimize Sales Channels** Strategic partnership for customer acquisition
Datahub (Acquired on Feb-21)	▪ Provider of **Big Data and Analytics, Artificial Intelligence and KYC** solutions for enterprises ▪ Special projects offering tailored data service solutions	**Customer Profile** New market segments, such as payment and consumer goods distributors	**Customer Success** Increase ARPU [6] via consultative relationship strategy
leadlovers (Acquired on Feb-21)	▪ Complete **digital marketing automation** tool ▪ SaaS with **self-service sales** via the website and **automatic renewal** ▪ Targets **entrepreneurs** and **companies**	**New Products** New features release, completing sellers' cycle	**Add-on Acquisitions** Opportunistic acquisitions aiming to increase client base
mercos (Acquired on Jun-21)	▪ **E-commerce and sales solutions for B2B entities** ▪ Targets industries, representatives and distributors	**Fintech** Use customer base and data to provide credit through partners	**E-commerce B2B** Strengthen e-commerce planform and add payments feature
smartnx (Acquired on Jan-23)	▪ Operates creating, developing and managing **automatic voicebots/chatbots** ▪ Provides an omni-channel platform which monitors the whole interaction, collecting data for **better customer experience**	**Internationalization** Increase revenues by positioning the firm as a global player	**SMB [7] Operation** Expansion of portfolio through tech-innovation

Source: Nuvini | Notes: (1) The ssOtica platform is owned and operated Ipê Digital; (2) ERP stands for Enterprise Resource Planning; (3) Latin America consists of South America, Central America, Mexico, and the Caribbean islands; (4) NDR stands for Net Dollar Retention; (5) Churn is the rate at which customers stop doing business with a company over a given period of time; (6) ARPU stands for Average Revenue per User; (7) SMB stands for small and midsize business

24

Diversification Between Different Nuvini Sectors, Mitigating Concentration Risk (2) Diversified Revenues... ...and a Strong Focus on SMBs (1) % breakdown of 2023E Net Operating Revenues per Nuvini portfolio company % breakdown of Nuvini portfolio company clients' size as of Q322 Medium & Large Effecti SmartNX 2% 17% 18% Individuals Small (3) and MEIs 20% 29% Leadlovers 10% Mercos ssÓtica 24% 11% Micro 49% Datahub Onclick 9% 11% As new companies are acquired and added into the portfolio, Nuvini increases revenue diversification Source: Nuvini | Notes: (1) For more information relating to Nuvini’s projections, see disclaimer, “Forward-Looking Statements”; (2) SMB stands for small and midsize business; (3) MEI stands for Individual Micro-Entrepreneur 25 25

Investment Sizeable Total Addressable Market (“TAM”) in a fast- growing and fragmented market Thesis Positioned as a M&A platform in the SaaS segment, with rapid and efficient capital allocation capabilities Multi-vertical portfolio already in place and a ready-to- scale platform supported by solid value creation strategy Seasoned management team and strong governance standards to support invested companies Robust and tangible M&A pipeline 26

5. Business Model 27

Well-Designed Profile to Identify Target Companies Anticipated Acquisition Structure Target Company Checklist Acquisition of majority stake at the time of closing, with option for 100%, in order to Positive cash Low product risk, B2B SaaS generation and relevant with a solid align interest with business model growth potential customer base companies' founders (2) (1) (Rule of 40) and low churn Deal breakers: Low recurring Payment can be a mix revenue, high cash between cash and/or stock burn, slow growth, culture misalignment No disruption of current Leadership positioning in Focus on businesses with Target annual revenue operations post acquisition niche markets, ideally low competition for of with low competition acquisitions R$10 mm - R$30 mm Source: Nuvini | Notes: (1) Churn is the rate at which customers stop doing business with a company over a given period of time; (2) Rule of 40 is the principle that a software company's combined organic revenue’s growth rate and EBITDA margin should exceed 40% 28

Nuvini's Playbook Post-Acquisition

nuvini

AUTONOMY

- NO REQUIRED INTEGRATION HASSLE
- Freedom for founders to deliver the Business Plan

Examples

1. Attract **talented** entrepreneurs
2. **Lower** M&A risk, with **no required integration** synergies being part of acquisition strategy and Business Plan
3. **Same** proven playbook of peers

PEOPLE

- Talent acquisition
- Talent training
- Talent retention
- Succession strategy for post-earnout period

Examples

CROSS COMPANIES

Increase in engagement and retention

FINANCE

- Accounting standardization
- Big-Four audit
- Efficiency in umbrella contracts

Examples

CROSS COMPANIES

Economy of scale in cloud contracts

GROWTH

- Advisor guidance
- Add-on acquisitions
- Cross-sell and Fintech opportunities

Examples

ONCLICK soluções para sua empresa

1 Add-on M&A in OnClick, bringing **+6%** increase in client base (1)

Source: Nuvini | Note: (1) Considers the acquisition of Eive by Onclick, concluded in August, 2022

29

Strong Governance Standards to Support Acquired Companies NUVINI’S BEST-IN-CLASS GOVERNANCE TOOLS Nuvini implemented the Oracle Connects and consolidates all Ability for senior managers to spread (1) SaaS, the top Oracle ERP to acquired companies' operations by their governance standards across all (1) consolidate information across leveraging their legacy ERP subsidiaries controlling and monitoring portfolio companies day-to-day practices and performance STRICT GOVERNANCE STANDARDS Investment People Top-tier Big four firm Internal policies Committee Committee Law Firms conducting audit and code of ethics Source: Nuvini | Note: (1) ERP stands for Enterprise Resource Planning 30

6. Track Record and Pipeline 31

Clear Inorganic and Organic Growth Strategies

nuvini

INORGANIC GROWTH (1)


nuvini

- Focus on **Brazil and Latin America** (3)
- Strategy to **replicate the tested business model** in other geographies
- Goal to consummate at least **4 acquisitions per year**
- Solid potential pipeline mapped with companies **all over Brazil**
- Support of Mercato Partners, with **expertise in the SaaS Industry**

Nuvini currently provides solutions for **all** of Brazil, and has **strong inorganic growth potential** through scaling-up the proven **M&A strategy across Latin America** (3)

ORGANIC GROWTH (2)

1. **Accelerate** companies' growth in **less competitive sectors**
2. Increase efficiency, **accelerating growth** and **improving margins**
3. **Cross sell opportunities** between the companies in the portfolio
4. Add **fintech solutions** to the portfolio of the companies, **increasing customer value creation**

Source: Nuvini | Notes: (1) Inorganic Growth includes any growth that is not Organic Growth; (2) Organic Growth is defined as the rate of growth of net operating revenue expansions that arises from a company's existing businesses; (3) Latin America consists of South America, Central America, Mexico, and the Caribbean islands

32

Robust and Tangible M&A Pipeline Mapped Brazilian M&A Pipeline (1) Number of Companies Target 289 companies Analyzed 127 companies Nuvini’s mid-term target is to acquire at least 4 new companies per year 17 Negotiation 7 Portfolio Source: Nuvini | Note: (1) As of February 2023 33

Quick and Efficient Capital Allocation Combined with Diligent M&A Process Nuvini’s M&A Process Robust due diligence on historical Sourcing NDA IC Term Due Signing and 1 2 3 4 5 6 financial statements, KPIs, legal and + Pre-DD Negotiation Sheet Diligence Closing tax position with external consulting, business plan connected with founders' earnout value Investment Committee established for M&A approval and monitoring All-time 4-6 Months Board of Directors review the fit between portfolio/acquisition strategies and Nuvini’s strategy Stakeholders by Stage: M&A & Fin. Team Legal Team Investment Committee (C-Level and M&A Team) Source: Nuvini 34

7. Financial Highlights 35

(1) Financial Highlights (1) (3) Net Operating Revenues (R$ mm) & YoY Growth (%) Organic Growth (%) # of Companies in the Portfolio (2) (2) 6 6 11 15 36.7% 66.8% 66.7% 37.7% 344.1 CAGR 21-24E: +56% 19.6% 206.4 17.3% 123.7 89.9 8.6% 2021A 2022E 2023E 2024E Net Revenues YoY Growth 2021A 2022E 2023E 2024E Source: Nuvini | Notes: (1) For more information relating to Nuvini’s projections, see disclaimer, “Forward-Looking Statements” and section A2; (2) Anticipated based on Nuvini's goal of acquiring 4 companies per year. There is no assurance that Nuvini will be able to complete 4 acquisitions or any acquisition at all or that such acquisitions would have the contribution Nuvini has projected. See section A2 for the assumptions on which Nuvini projections are based; (3) Organic Growth is defined as the rate of growth of net operating 36 revenue expansions that arises from a company's existing businesses

(1) Financial Highlights (cont’d) (1) (1,2,3) Gross Profit (R$ mm) and Gross Profit Margin (%) Adjusted EBITDA (R$ mm) and Adjusted EBITDA Margin (%) # of Companies in the Portfolio # of Companies in the Portfolio (4) (4) (4) (4) 6 6 11 15 6 6 11 15 65.9% 63.6% 26.5% 17.0% 15.6% 56.0% 1.5% 53.0% 91.2 226.7 CAGR 21-24E: +65% CAGR 21-24E: +302% 131.2 35.1 65.5 50.3 19.3 1.4 2021A 2022E 2023E 2024E 2021A 2022E 2023E 2024E Source: Nuvini | Notes: (1) For more information relating to Nuvini’s projections, see disclaimer, “Forward-Looking Statements”, Non-GAAP Financial Measures and section A2 for more information; (2) Non-GAAP financial measure. See disclaimer Non-GAAP Financial Measures and section A3, including for definitions of such metrics as well as a reconciliation to the most comparable IFRS measure; (3) Adjusted EBITDA 2022E, 2023E and 2024E does not include potential public company expenses; (4) Anticipated based 37 on Nuvini's goal of acquiring 4 companies per year. There is no assurance that Nuvini will be able to complete 4 acquisitions or any acquisition at all or that such acquisitions would have the contribution Nuvini has projected. See section A2 for the assumptions on which Nuvini projections are based

8. Comparables & Peers 38

(1) Nuvini Shows a Combination of Strong Organic and Inorganic Growth ... (2) (3,4) Organic Growth (%) Total Revenue Growth (%) (2021-2022) (2021-2022) 37.7% 33.8% 10.0% 8.6% 26.0% 8.0% 22.0% 6.2% Median: 24.0% Median: 7.1% 10.0% 3.0% th Sources: Nuvini, Companies, Factset as of February 24 , 2023 | Notes: (1) Inorganic Growth includes any growth that is not Organic Growth; (2) Organic Growth is defined as the rate of growth of net operating revenue expansions that arises from a company's existing 39 businesses; (3) Total Revenue Growth is defined as rate of growth of net operating revenues over a period of time; (4) As of Q2’22 earnings release

...Coupled with Solid Operational Margins (1) (1,2) Gross Profit Margin 2023E (%) Adjusted EBITDA Margin 2023E (%) 41.2% 78.7% 36.5% 69.7% 63.6% Median: 31.3% Median: 57.3% 26.1% 24.5% 44.9% 39.4% 14.4% (1) (1) th Sources: Nuvini, Companies, Factset as of February 24 , 2023 | Notes: (1) For more information relating to Nuvini’s projections, see disclaimer, “Forward-Looking Statements”, Non-GAAP Financial Measures and section A2 for more information; (2) See disclaimer 40 Non-GAAP Financial Measures and section A3, including for definitions of such metrics as well as a reconciliation to the most comparable IFRS measure

Closing Remarks Positioned in a fragmented market with high growth potential fueled by secular tailwinds Proven acquisition capability for leading and profitable companies, with multiple levers to continue accelerating growth Lean holding company with unique access to the market and ability to allocate capital quickly and efficiently Supported by a seasoned management team with track record in conducting M&A transactions in the SaaS segment Source: Nuvini 41 41

A1. Summary Risk Factors 42

Summary Risk Factors

As used herein, "Nuvini" refers to Nuvini Holdings Limited; "New Nuvini" means prior to closing of the proposed business combination, Nvni Group Limited and after that the public company contemplated by the business combination and all of its subsidiaries; "Nuvini Acquired Companies" refers to Effecti Tecnologia Web Ltda., Leadlovers Tecnologia Ltda., Ipe Tecnologia Ltda., Dataminer Dados, Informações e Documentos Ltda., OnClick Sistemas de Informação Ltda., Simplest Software Ltda. and SmartNX Tecnologica Ltda; "Nuvini Group" refers to Nuvini, Nuvini S.A., Nuvini Acquired Companies and any other subsidiaries of Nuvini or Nuvini S.A. prior to the closing of the proposed business combination transaction. The risks presented below are certain of the general risks related to Nuvini Group's business, industry and ownership structure and are not exhaustive. Additional risks that the Nuvini Group currently does not know about or that it currently believes to be immaterial may also impair its business, financial condition or results of operations. The list below is qualified in its entirety by disclosures contained in future filings by New Nuvini, or by third parties (including Mercato Partners) with respect to the Nuvini Group, with the SEC. These risks speak only as of the date of this presentation.

Risks Related to Nuvini's Business

- Nuvini is an early-stage company with a history of operating losses and expects to incur significant expenses and continuing losses at least for the near- and medium-term, which may affect its ability to continue as a going concern.
- The Nuvini Group's growth strategy depends in large part on continued acquisitions of SaaS businesses. Nuvini S.A. may not be able to identify suitable acquisition candidates or complete acquisitions successfully.
- Nuvini S.A. has experienced rapid growth and expects to invest in its growth for the foreseeable future. If Nuvini S.A. fails to manage its growth effectively, its business operating results and financial condition would be adversely affected.
- Any failure to effectively manage Nuvini S.A.'s growth through acquisitions may disrupt the Nuvini Group's operations and adversely affect its operating results.
- The Nuvini Group expects to expand beyond Brazil which causes a variety of operational challenges.
- Nuvini may require additional capital to support the growth of its business, and this capital might not be available on acceptable terms, if at all.
- The financial and operating projections in this presentation rely in large part on assumptions and analyses developed by Nuvini S.A. and third-party sources and are based on New Nuvini's ability to achieve, among other factors, certain growth milestones in accordance with the Nuvini Group's business plans. If these assumptions or analyses prove to be incorrect, New Nuvini's actual operating results may materially differ from its forecasted results.
- The Nuvini Acquired Companies and their suppliers could suffer disruptions, outages, defects and other performance and quality problems with the Nuvini Acquired Companies' solutions or with the public cloud and internet infrastructure on which their solutions rely. If the availability of the Nuvini Acquired Companies' proprietary SaaS solutions does not meet the Nuvini Acquired Companies' service-level commitments to their customers, Nuvini S.A.'s current and future revenue may be negatively impacted.
- If the Nuvini Group loses key members of its management teams or is unable to attract and retain the executives and employees it needs to support its operations and growth (especially skilled software engineers and developers), the Nuvini Group's business and future growth prospects may be harmed.

Risks Related to Software Market

- Some of the markets for the Nuvini Acquired Companies' SaaS solutions are characterized by frequent technological advances, and the Nuvini Acquired Companies must continually improve their software products to remain competitive.

Risks Related to the Nuvini Group's Technology, Intellectual Property and Infrastructure

- The Nuvini Group relies on information and technology for many of its business operations which could fail and cause disruption to its business operations.
- The Nuvini Group must timely respond to technological changes to be competitive.
- If the Nuvini Group is unable to protect its proprietary technologies, the Nuvini Group's competitive position could be adversely affected.

43

Summary Risk Factors (cont’d) Risks Related to the NuviniGroup’s Substantial Operations in Brazil • The Nuvini Group is mainly concentrated in one geographic area, which increases the impact to the NuviniGroup’s exposure to various risks in that location. • Brazil has experienced, and may continue to experience, adverse economic or political conditions that may impact the NuviniGroup’s business, financial condition and results of operations. • Internet regulation in Brazil is recent and still limited and several legal issues related to the Internet are uncertain. Risks Related to Legal Matters and Regulations • Internet regulation in Brazil is recent and still limited and several legal issues related to the Internet are uncertain. • The NuviniGroup’s customers may be subject to new and evolving privacy and data protection-related laws and regulations that impose obligations in connection with the collection, storage, use, processing, disclosure, protection, transmission, retention and disposal of personal, sensitive, regulated or confidential data. • The Nuvini Group may face restrictions and penalties under the Brazilian Consumer Protection Code in the future. • The Merger should be a taxable transaction for U.S. federal income tax purposes. • New Nuvini could be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code as a result of the Business Combination. Financial, Tax and Accounting-Related Risks • Nuvini S.A. has identified material weaknesses in its internal control over financial reporting and, if Nuvini S.A. fails to remediate such material weaknesses (and any other ones) or establish and maintain effective internal controls over financial reporting, Nuvini S.A. may be unable to accurately report its results of operations, meet its reporting obligations and/or prevent fraud. • Nuvini S.A.’s payment obligations under Nuvini S.A.’s indebtedness may limit the funds available to the Nuvini Group and may restrict the NuviniGroup’s flexibility in operating its businesses. • Nuvini S.A.’s existing loan agreements contain restrictive covenants, exposure premiums and events of default that impose significant operating and financial restrictions on Nuvini S.A., and Nuvini S.A. is currently not in compliance with certain financial covenants included in Nuvini S.A.’s loan agreements. • The consummation of the business combination may trigger the acceleration or termination of certain of Nuvini S.A.’s loan and operating agreements if Nuvini S.A. does not obtain Nuvini S.A.’scounterparties’ consent or waiver, which could adversely affect the Nuvini Group. 44

A2. Key Estimates and Assumptions 45

(1) Key Estimates and Assumptions Forecasted Income Statement (R$ mm) 2022E 2023E 2024E (2) # # of Current Portfolio Companies M&A M&A M&A Current Current Current Total Total Total # # of Acquired Companies (Accumulated) Vintage Vintage Vintage Portfolio Portfolio Portfolio # # of Total Companies 6 0 6 6 5 11 6 9 15 (=) Net Revenues 123.7 0.0 123.7 145.1 61.3 206.4 173.0 171.1 344.1 (-) Cost of Sales (58.2) (58.2) (50.8) (24.4) (75.2) (56.6) (60.8) (117.4) (=) Gross Profit 65.5 0.0 65.5 94.3 36.9 131.2 116.4 110.3 226.7 (-) Total Operating Expenses (67.9) (67.9) (103.9) (24.8) (128.7) (115.9) (66.3) (182.2) (2.4) 0.0 (2.4) (9.6) 12.1 2.5 0.4 44.0 44.4 (=) Operating Income/Loss 18.7 18.7 26.4 0.7 27.1 39.2 2.8 42.0 (+) D&A (=) EBITDA 16.3 0.0 16.3 16.8 12.8 29.6 39.6 46.8 86.4 (3) (+) Provisions 3.4 3.4 2.7 0.7 3.4 1.4 1.1 2.4 (+) Stock Based Compensation Expenses (0.4) (0.4) 2.0 0.0 2.0 2.3 0.0 2.3 KEY ASSUMPTIONS (=) Adjusted EBITDA 19.3 0.0 19.3 21.5 13.5 35.1 43.3 47.9 91.2 Source: Nuvini | Notes: (1) For more information relating to Nuvini’s projections, see disclaimer, “Forward-Looking Statements” and Non-GAAP Financial Measures ; (2) Current portfolio considers Mercos, Leadlovers, OnClick, ssÓtica, Datahub and Effecti; (3) 46 Considers tax and labor provisions

(1) Key Estimates and Assumptions (cont’d) ASSUMPTION DESCRIPTION ▪ The ability to acquire at least four profitable SaaS companies each fiscal year (in addition to the SmartNX acquisition consummated in January 2023) Operating Growth Levers▪ The capacity to leverage Nuvini S.A.’s growth model and accelerate growth at the Nuvini Acquired Companies ▪ The capacity to increase prices in line with inflation ▪ The capacity to generate recurring revenue by offering contracts through a subscription model across all markets where Nuvini Acquired Companies hold activities ▪ The capacity to hire, train and retain key people and a specialized field workforce ▪ The capacity to dilute fixed costs, considering that as New Nuvini grows, costs categorized as fixed costs would grow at a lower rate than net revenues, which would contribute to a gradual recovery in Adjusted EBITDA margins from 2023 onwards Costs and Expenditures ▪ A projected cost of debt similar to or lower than the cost of debt of Nuvini S.A.’s existing indebtedness ▪ Working capital consistent with current business dynamics, with the main account being receivables ▪ Capital expenditures driven mostly by M&A activity, investments in the growth of existing operations and maintenance related to capital expenditures. Maintenance related capital expenditures are expected to be consistent with the expected property, plant & equipment useful life of five to six years ▪ Assumes proceeds, net expenses, from the Business Combination will be approximately R$300 million (or US$65 million), including assumed net proceeds from potential PIPE Funding Investments of approximately R$200 million (or US$40 million) ▪ The Debenture Holders will continue to waive compliance with the covenants in those instruments ▪ Considers an acquisition rate of four companies per year (based on Nuvini S.A.’s goal) ▪ Nuvini Acquired Companies’ contributions to revenue and Adjusted EBITDA are estimated based on the average financial figures of companies being considered in the late stages Acquisitions Projections of Nuvini’s acquisition pipeline as of Q4’22 and Pipeline ▪ For the Nuvini Acquired Companies over 2023-2024, average gross revenues of at least R$20 million, and an increase in the average Adjusted EBITDA Margin from 22% in 2023 to 30% in 2024 Source: Nuvini | Note: (1) For more information relating to Nuvini’s projections, see disclaimer, “Forward-Looking Statements” and Non-GAAP Financial Measures 47

A3. Non-GAAP Reconciliation 48

PCAOB Consolidated Financials PCAOB Income Statement (R$ mm) 2021 Net Operating Revenue 89.9 (-) Cost of Services Provided (39.6) Gross Profit (Loss) 50.3 (-) Sales and Marketing Expenses (22.6) (-) General and Administrative Expenses (52.4) (-) Impairment of Goodwill (6.8) (+/-) Other Operating Income (Expenses), Net 0.0 (=) Operating Income (Loss) (31.4) (+/-) Financial Income and Expenses, Net (42.5) (=) Loss Before Income Tax (73.9) (-) Income Tax, Net (3.8) (=) Net Income (Loss) (77.7) Source: Nuvini S.A.'s audited consolidated financial statement for the year ended December 31, 2021 49

Non-GAAP Reconciliation PCAOB to Non-GAAP Reconciliation (R$ mm) 2021 Net Loss (77.7) (+) Income Tax 3.8 (+) Interest Expense, Net 42.5 (+) Non-Operating Income, Net (0.0) (+) D&A 13.6 (=) EBITDA Holding (17.8) (+) Stock Based Compensation Expenses 3.7 (1) (+) Provisions 8.7 (+) Impairment 6.8 (=) Adjusted EBITDA Holding 1.4 Source: Nuvini | Note: (1) Considers tax provisions and provisions for potential liabilities in connection with regulatory labor rights related to acquisitions 50